UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 03 November 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)
Grant of matching restricted shares
In compliance with paragraphs 3.63 to 3.74 of the JSE Listings
Requirements, the following information is disclosed:
In line with the provisions of the Harmony Share Plan, if the participant does not exercise his/her restricted shares within 30 days after the vesting, the restricted shares will automatically remain restricted for a further 3 years and will be matched with further restricted shares at a matching award ratio of one for one.
1. Name of director:
GB Briggs (Chief Executive
Officer)
Company: Harmony
Nature of transaction:
Off market grant of
matching restricted shares
(matching the number
granted in 2012)
Periods of vesting:
Matching restricted shares
vest three years from 27
October 2015.
Date of grant of matching
award:
28 October 2015
Number of matching
restricted shares
allocated(matching the
number allocated in
2012):
30,802
Nature and extent of
director’s interest:
Direct beneficial
Prior clearance is not applicable as the further restriction and matching was automatic and in terms of the Harmony Share Plan.

For more details contact:
Henrika Ninham
Investor Relations Manager
On +27 (0)82 759 1775
Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242
Johannesburg, South Africa
3 November 2015
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 03, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director